Investing In Chesapeake

May 2004



Disclaimer

This presentation includes forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Changes in the following important factors, among others, could cause Chesapeake's actual results to differ materially from those expressed in the forward-looking statements: competitive products and pricing; production costs (particularly for raw materials such as folding carton and plastics materials); fluctuations in demand; possible recessionary trends in U.S. and global economies; governmental policies and regulations; interest rates; currency translation movements; the ability of the Company to remain in compliance with its debt covenants; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.

This presentation speaks only as of the date of this presentation and Chesapeake assumes no obligation to update the presentation. Users of the presentation are advised to review public disclosure by Chesapeake subsequent to the date of this presentation.

Chesapeake calculates EBITDA before special items by excluding restructuring charges and gains on sale of businesses from EBITDA. Management uses this measure to focus on on-going operations, and believes that it is useful to investors because it enables them to perform meaningful comparisons of past and present operating results. Chesapeake believes that using this information along with EBIT provides for a more complete analysis of the results of operations. EBIT is the most directly comparable GAAP measure.

Introduction

Company Overview



NYSE Symbol: CSK

Shares Outstanding: 19.5 million

Market Capitalization: $478 million

Dividend: $.88/share

Share Ownership:

    Insider   6%

    Institutional   64%

    Retail   30%

Top Five Shareholders:

    T. Rowe Price

    Dimension Fund Advisors

    Barclays Global Investors

    Strong Capital Management

    Fisher Investments

Stock Price Indicies: January through December 2003

CSK $ Stock Price

Legend: Chesapeake — S&P 500 — Peer Index — Small Cap S&P 600

Investment Highlights



✓ A leading supplier of value-added, specialty paperboard packaging in Europe

✓ A leading supplier of specialty plastic packaging products to niche end-use markets

✓ Focus on higher growth, lower cyclicality end-use markets that require brand positioning and product differentiation

✓ Existing platform and significant investment in infrastructure provides organic growth opportunities

✓ Expansions into North America and emerging markets may enhance future earnings growth

Chesapeake's Transformation



Chesapeake has transformed itself from a small North American producer of commodity paper products to a leading European supplier of value-added specialty packaging products

1996



Chesapeake

- Commodity focused
- Integrated producer with significant capital requirements
- Highly cyclical end-markets
- Primarily North American

2004



everybody
Mini-Booklet Project

- Specialty orientation
- Leading positions in target niche end-use markets
- Non-integrated, value-added converting company
- Reduced cyclicality
- 88% European

1997
Began divesting North American commodity paper assets

1999 – 2000
Acquired value-added specialty packaging assets, primarily in Europe where the attractive opportunities existed

2001 – 2003
Integrated acquisitions, rationalized operations and refined core competencies

2004
A leading specialty paper based and plastic packaging supplier with strong competitive positions in many attractive end-use markets

Chesapeake Today



- **A leading multi-substrate producer of value-added, specialty packaging products**
  - Largest specialty paper-based packaging supplier in Europe
  - A leading provider of specialty plastic packaging to niche end-use markets
- **Successful business model based on several key competitive advantages**
  - Ability to provide innovative, high quality packaging solutions
  - Comprehensive design expertise
  - Pan-European presence with state-of-the-art, strategically located facilities
  - Long-standing, collaborative customer relationships with well-recognized companies
- **Focus on attractive, defensible end-use markets**
  - Pharmaceuticals and healthcare
  - International and branded products
  - Tobacco
  - Specialty chemicals

Company Overview

Chesapeake

Sales by Sector



- Specialty Chemicals 6%
- Other 3%
- Pharma-Healthcare 35%
- Food & Household 17%
- Tobacco 14%
- 25% International & Branded (Spirits, Confectionery & Cosmetics)

Sales by Geography



- Belgium 6%
- Other 3%
- Ireland 7%
- Germany 11%
- United States 2%
- France 10%
- South Africa 5%
- United Kingdom 56%

2003 Revenues $886 Million from Continuing Operations

Growth Strategy

- Last three years focused on integrating recent acquisitions and refining business model

- Now ready to leverage existing platform to pursue growth opportunities

Re-Enter North America	Expand European Presence	Emerging Markets
◆ Acquire North American assets within existing target markets ◆ Paperboard or plastic substrates	◆ Pursue bolt-on acquisitions to augment current European footprint ◆ Grow organically in existing markets	◆ Broaden existing presence in China ◆ Pursue acquisitions/JVs in high-growth emerging markets

Business Overview

Broad Specialty Packaging Portfolio

Chesapeake


FIELD BOXMORE
Mini-Booklet Project


NUROFEN
Children
Fever & Pain


OXYGENE
DUNE


Feodora
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CHOCOLADE
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JOHNNIE WALKER
PURE MALT


Lord
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Ultra
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Ultima
Lord Extra


Koara
Lannate 20 L
MARLINE
QUELYD


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Yoplait
15
PLUS
15 VITAMINS
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ORANGE
PROBIOTIC
YOGURT DRINK

Why We Are Successful

Chesapeake

Business Model Core Competencies:

Comprehensive Design Expertise



- ◆ Significant investment in design capabilities
- ◆ Collaborative design relationship with customers

+

Broad Network of State-of-the-Art Facilities



- ◆ 50 sector-focused, efficient manufacturing facilities
- ◆ Strategically located near key customers

=

Leading Positions in European End-Use Markets



- ◆ Leading positions in markets with technical and brand-focused packaging requirements
- ◆ #1 in Pharma/Healthcare, a leader in International and Branded Products and Tobacco

Innovative, Design Focused Packaging Solutions

Chesapeake

Our award winning design teams work with customers to develop innovative solutions for technically demanding or brand focused packaging applications



CHAMPAGNE
G.H. MUMM & Cie
REIMS FRANCE
CORDON ROUGE
CORDON ROUGE

- Partnered with Allied Domecq's Mumm Champagne brand to develop this briefcase-style gift pack to attract shoppers and travelers on the go
- Achieved lithographic print quality and detailed foil stamping on a polypropylene surface



GlaxoWellcome
ADVAIR DISKUS 250/50
FOR ORAL INHALATION ONLY
Rx only
250/50

- New legislative requirements create significant information disclosure challenges for global pharmaceutical customers
- Met the challenge with an innovative in-line produced carton-label-leaflet solution for a global product launch

Long-Standing Relationships with Blue Chip Customers



#1 European Paper-Based Specialty Packaging Company



Chesapeake

Sales - $ in millions

Chesapeake	
Mayr Melnhof	
Nampak / MY Holdings	
MeadWestvaco	
Van Genechten Packaging	
Akerlund & Rausing	
Amcor	
Algroup	
Graphic Packaging	
Edelmann	

Legend:
- Folding Cartons
- Labels and Leaflets

Note: Based on estimated 2002 sales value of production
Source: Company estimates

15

Extensive Geographic Manufacturing Footprint



Pan-European Manufacturing Presence Enhances Customer Relationships and Sustains Leading Market Positions

End-Use Markets	Sites
Paperboard	
Pharma/Healthcare	**22**
International & Branded	**12**
Tobacco	**4**
Food & Household	**3**
Plastic	
Food & Beverages	**5**
Agrochemicals and Other Specialty Chemicals	**4**
Total	**50**

Note: Map excludes U.S., South Africa and China locations

Pharmaceuticals and Healthcare Market

 **35%**







Attractive Demand Prospects

→

Well Positioned to Meet Market Trends

Key Demand Drivers:

- Increasing use of lifestyle drugs
- Aging population
- Increasing OTC drug sales
- Information disclosure requirements
- Anti-counterfeiting legislation and requirements

Customer Requirements/Needs:

- Comprehensive design services
- Special packaging features
- Reduced delivery times
- Flexibility in order size
- Broader geographic coverage
- Significantly higher quality standards
- Text integrity

Opportunities:

- New healthcare leaflet project
- European bolt-ons
- North American platform

International and Branded Products Market

 **25%**





Attractive Demand Prospects → **Well Positioned to Meet Market Trends**







Key Demand Drivers:

- Increased consumer marketing focus on promotional packaging

- Greater demand for anti-counterfeiting as more products are shipped to developing countries

Opportunities:

- Mainland Europe confectionery expansion

Customer Requirements/Needs:

- Brand positioning/differentiation in discerning global markets

- Multi-substrate capabilities

- Consistent image/anti-counterfeiting

- Exceptional print/finishing techniques

- Large scale international launches/re-launches/range-extensions

Tobacco Market

 **14%**





Attractive Demand Prospects ➡ **Well Positioned to Meet Market Trends**







Key Demand Drivers:

- Good growth projected in developing countries
- Low/negative growth in industrialized countries

Customer Requirements/Needs:

- Supplier rationalization
- Shift from soft to hard pack
- Advertising restrictions lead to point-of-sale differentiation
- Increased government healthcare warnings
- High speed gravure printing, embossing and gold leaf processes

Opportunities:

- Expand in China and Russia

Plastics Market

 **15%**



Attractive Demand Prospects	Well Positioned to Meet Market Trends







Key Demand Drivers:

- Increased soft drink and mineral water consumption

- Barrier containers for agro chemicals and specialty chemicals

- Substitution of plastic for glass bottles and aluminum cans

Opportunities:

- Expand in North America and emerging markets

- Supply-chain synergies with Pharma/Healthcare customers

Customer Requirements/Needs:

- Lighter weight containers for agro chemicals and specialty chemicals with superior barrier characteristics

- Innovative designs for plastic beverage bottles

Financial Review

Historical Financial Performance for Continuing Operations



Sales



$ in millions

- 2001: $770
- 2002: $782
- 2003: $886

EBITDA



$ in millions

- 2001: $106
- 2002: $107
- 2003: $111

EPS



$ per Share

- 2001: $0.12
- 2002: $0.76
- 2003: $1.45

Other Financial Data

- Cash available for shareholders and debt reduction of $49 million in 2003
- Recently closed a new $250 million 5-year senior credit facility
- Issued 4 million shares of common stock to retire high coupon sub debt
- Paid dividend for 71 consecutive years; current dividend of $0.88 (yield of approximately 3.5%)

Note: EBITDA excludes pre-tax restructuring charges of $14.6 million in 2001 and $2.6 million in 2002 and a pre-tax gain of $11.2 million in 2003 for an indemnification settlement

Segment Financial Performance for Continuing Operations



(Dollars in Millions)

	2001	2002	2003
Sales			
Paperboard Packaging	$671.4	$678.1	$753.4
Plastic Packaging	98.5	103.7	132.2
Total	**$769.9**	**$781.8**	**$885.6**
EBITDA			
Paperboard Packaging	$110.3	$101.2	$104.0
Plastic Packaging	13.5	17.1	22.6
Subtotal Before Overhead	**$123.8**	**$118.3**	**$126.6**
U.S. Corporate Overhead	(18.0)	(11.4)	(15.9)
Total	**$105.8**	**$106.9**	**$110.7**
EBITDA Margin			
Paperboard Packaging	16.4%	14.9%	13.8%
Plastic Packaging	13.7%	16.5%	17.1%

Note: EBITDA excludes pre-tax restructuring charges of $14.6 million in 2001 and $2.6 million in 2002 and a pre-tax gain of $11.2 million in 2003 for an indemnification settlement

Consolidated Balance Sheet

(Dollars in Millions)

	Dec 2002	Dec 2003	Mar 2004
Assets			
Total Current Assets	$ 288	$ 309	$ 376 *
Property, Plant & Equipment, Net	376	432	427
Goodwill	584	644	663
Other Assets	105	108	105
Total Assets	$ 1,353	$ 1,493	$ 1,571
Liabilities and Stockholders' Equity			
Total Current Liabilities	$ 205	$ 246	$ 243
Long-term Debt	486	482	479
Other Long-term Liabilities	185	195	196
Stockholders' Equity	477	570	653
Total Liabilities & Stockholders' Equity	$ 1,353	$ 1,493	$ 1,571

*Includes approximately $83 million cash from common stock offering used to redeem senior subordinated notes

Capital Structure

(Dollars in Millions)	Dec 2002		Dec 2003		Mar 2004	
Net Debt[1]	$	476	$	475 [2]	$	390 [2]
Deferred Taxes		26		30		31
Shareholders' Equity		477		570		653
Total Capital	$	979	$	1,075	$	1,074
Net Debt/Capital		49%		44%		36%

[1] Total debt less cash.

[2] At 2002 FX rate, net debt is approximately $446 million in 2003 and $342 million in 2004.

2004 Operating Results from Continuing Operations



(Dollars in Millions Except Per Share Amounts)

	First Quarter	
	2003	2004
Sales	$213	$264
EBIT	12	12
Depreciation	13	16
EBITDA	25	28
CapEx	16	12
EPS (Continuing Ops)	$0.04	$0.04
EPS	$0.18	$0.04

Seasonality of Earnings



Note: Excludes corporate overhead, restructuring charges and gains on sale of businesses

Financial Outlook 2004



- Earnings Per Share[1] $1.10 - $1.50

- Free Cash Flow Available for
  Shareholders and Debt Reduction $30 - $50 Million

[1] Before the costs and cash flow effect of the costs of the early repayment of our senior subordinated notes.

Investment Highlights

✓ A leading supplier of value-added, specialty paperboard packaging in Europe

✓ A leading supplier of specialty plastic packaging products to niche end-use markets

✓ Focus on higher growth, lower cyclicality end-use markets that require brand positioning and product differentiation

✓ Existing platform and significant investment in infrastructure provides organic growth opportunities

✓ Expansions into North America and emerging markets may enhance future earnings growth

Financial Reconciliations



Reconciliation of EBITDA Before Special Items to EBIT
(Dollars in Millions)

	Year Ended		
	December 30, 2001	December 29, 2002	December 28, 2003
Sales from continuing operations:			
Paperboard Packaging	$671.4	$678.1	$753.4
Plastics Packaging	98.5	103.7	132.2
	$769.9	$781.8	$885.6
EBITDA from continuing operations before special items:			
Paperboard Packaging	$110.3	$101.2	$104.0
Plastics Packaging	13.5	17.1	22.6
Corporate Overhead	(18.0)	(11.4)	(15.9)
	$105.8	$106.9	$110.7
Depreciation and amortization:			
Paperboard Packaging	($48.2)	($38.9)	($43.6)
Plastics Packaging	(10.5)	(8.6)	(10.2)
Corporate Overhead	(1.5)	(0.7)	(0.5)
	($60.2)	($48.2)	($54.3)
Income from continuing operations before interest and taxes (EBIT):			
Paperboard Packaging	$62.1	$62.3	$60.4
Plastics Packaging	3.0	8.5	12.4
Corporate Overhead	(19.5)	(12.1)	(16.4)
	$45.6	$58.7	$56.4
Restructuring charges	($14.6)	($2.6)	-
Gain on sale of business related to indemnification settlement	-	-	$11.2
Income from continuing operations before interest and taxes (EBIT)	$31.0	$56.1	$67.6
EBITDA Margin:			
Paperboard Packaging	16.4%	14.9%	13.8%
Plastics Packaging	13.7%	16.5%	17.1%
Adjustment for amortization and depreciation:			
Paperboard Packaging	(7.2%)	(5.7%)	(5.8%)
Plastics Packaging	(10.7%)	(8.3%)	(7.7%)
Income from continuing operations before interest and taxes (EBIT) margin:			
Paperboard Packaging	9.2%	9.2%	8.0%
Plastics Packaging	3.0%	8.2%	9.4%

Investing In Chesapeake

May 2004

